SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

Bank of Montreal
(Translation of registrant's name into English)

1 First Canadian Place
Toronto, Ontario M5X 1A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No.__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BMO Financial Group

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Key Leadership Appointments

TORONTO, September 9, 2002 – BMO Financial Group Chairman and CEO Tony Comper today announced the following appointments in the organization's senior leadership.

Ronald Rogers takes on the new role of Deputy Chair, Enterprise Risk and Portfolio Management, BMO Financial Group. He will be responsible for enhancing BMO's leadership position in credit, risk and portfolio management to achieve pre-eminence in these core competencies. The position brings together all of the credit, risk management and auditing functions previously dispersed across the enterprise. Rogers will continue to report to the Chairman.

Robert Pearce succeeds Rogers in assuming the new position of President and Chief Executive Officer, Personal and Commercial Client Group. He will also become a member of the organization's Management Board Executive Committee. Pearce will report directly to the Chairman.

The changes, which take effect October 1, 2002, reflect BMO Financial Group's commitment to maximize organizational effectiveness and ensure seamless transition to the next generation of leadership.

"These appointments emphasize our ongoing dedication to aligning our senior leadership team in support of our transnational growth strategy – to invest in our core Canadian franchise while expanding selectively and substantially in the United States, building on proven business expertise and longstanding competitive advantages," said Comper.

"Based on his outstanding record of achievement with BMO, Ron Rogers' new role is a clear indication of the importance we place on credit, risk and portfolio management and our intention to build on our existing leadership position to achieve pre-eminence in these core competencies in both our Canadian and U.S. operations. Ron will build from a very strong base, given our 12-year track record for outperforming our Canadian peer group in credit resiliency – and the fact we continue to anticipate that total loan losses for 2002 will compare favourably with the peer group average."

A key member of Rogers' team will be Michel Maila. As the organization's senior risk management officer, he has been a major contributor to BMO Financial Group's success in credit resiliency. Maila will continue to play an essential leadership role in maintaining and further strengthening BMO's competitive advantage with respect to overall risk management policy.

Regarding the appointment of Pearce, Comper said, "Rob is a member of the next generation of leaders we have nurtured within our organization. He takes on the leadership of the Personal and Commercial Client Group at a time when growth momentum in the main earnings engine of BMO Financial Group is very promising. As BMO develops a fully integrated Canada-U.S. personal and commercial business strategy, Rob will collaborate closely with Deputy Chair William Downe, who is responsible for all of our U.S. operations and Frank Techar, who became President and CEO of our Chicago-based subsidiary, Harris Bank earlier this month."

Comper noted that earnings generated by retail and business banking operations in Canada and the U.S. in the first three quarters of 2002 are up 20 per cent over the same period last year, with positive trends in volume and market share growth across most core businesses.

Ron Rogers becomes Deputy Chair of BMO Financial Group after three decades of exemplary contributions to the organization. In his most recent position as Vice-Chair, Personal & Commercial Client Group, he oversaw the production and delivery of financial services to millions of individual, small business and commercial customers via branches, telephone and internet banking channels.

Rogers joined BMO Bank of Montreal in 1972 as a Credit Analyst, Corporate Credit Department. He was promoted to Executive Vice-President and Group Executive, Commercial Banking, in 1988 and was appointed Senior Executive Vice-President, Personal and Commercial Financial Services, in 1990. He moved to his most recent position in 1994.

He played a pivotal role in the launch and ongoing success of BMO Bank of Montreal's industry-leading credit approval system for Canadian personal and commercial clients, which has recently been extended to BMO's U.S. retail and business banking operations with very positive results. Rogers' latest achievement in productivity leadership was the Personal and Commercial Client Group's success in improving the expense to revenue ratio to 58.7 per cent in the third quarter of 2002 from 60 per cent in the second quarter and 62.2 per cent a year ago.

Rob Pearce takes the leadership of BMO's personal and commercial banking businesses as President and Chief Executive Officer, Personal and Commercial Client Group. His most recent leadership role was President, Personal and Commercial Banking Distribution, where he was responsible for distribution of personal and commercial banking services throughout Canada, specifically BMO Bank of Montreal branches (including in-store locations), telephone and internet banking. Notable recent accomplishments in this capacity include the successful introduction of 1,000 specialized salespeople into BMO's Canadian branch network and the successful launch of the state-of-the-art *Pathway Connect* technology platform to approximately 16,000 personal and business banking staff.

Pearce joined BMO Financial Group in 1980 and was appointed Vice-President, Personal Loans and Mortgages in 1989. He became Vice-President, Public Affairs, in 1992 before being promoted to Senior Vice-President, Personal and Commercial Services. In 1997, Pearce became Executive Vice-President, North American Electronic Banking Services. He moved to his most recent position in 2000.

Established in 1817 as Bank of Montreal, BMO Financial Group (TSX, NYSE: BMO) is a highly diversified financial services organization. BMO Financial Group includes BMO Bank of Montreal, its Canadian retail arm, Chicago-based Harris Bank, a major U.S. mid-west financial services provider, and BMO Nesbitt Burns, one of Canada's largest full-service investment firms.

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Contacts:

Media Relations
Ian Blair, Toronto, (416) 867-3996
Ron Monet, Montreal, (514) 877-1101

Investor Relations
Susan Payne, Toronto, (416) 867-6656
Lynn Inglis, Toronto, (416) 867-5452

Internet (including photos):
www.bmo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bank of Montreal

Date: September 9, 2002

By [signature]

Sharon Sandall
Senior Assistant Secretary and
Shareholder Services Manager

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